Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

DATE OF BOARD MEETING

The board of directors (the “Board”) of WeRide Inc. (the “Company”, together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Monday, March 23, 2026 Beijing/Hong Kong Time, for the purposes of, among other things, considering and approving the unaudited quarterly results of the Group for the three months ended December 31, 2025 and its publication, and the final results of the Group for the year ended December 31, 2025 and its publication.

The Company’s management team will hold an earnings conference call at 8:00 P.M. Beijing/Hong Kong Time on Monday, March 23, 2026 or at 8:00 A.M. U.S. Eastern Time on Monday, March 23, 2026. Details for the conference call are as follows:

Event Title: WeRide Inc Fourth Quarter and Full Year 2025 Earnings Call

English Registration Link: https://register-conf.media-server.com/register/BI98ad9a5da2d8418781930021448b277b

Chinese Simultaneous Interpretation Registration Link (listen-only mode): https://register-conf.media-server.com/register/BI5cdaf73794244bef8f4e6c8a09f2a403

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.weride.ai.

By Order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director
and Chief Executive Officer

Hong Kong, March 4, 2026

As at the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.

*	For identification purposes only